Filed by Aberdeen Funds (Commission File No. 333-256250)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Aberdeen Investment Funds (Commission File No. 811-06652)

MUTUAL FUND SERVICES

IMPORTANT NOTICE

ABERDEEN STANDARD INVESTMENTS

Re: Aberdeen Total Return Bond Fund

Dear Shareholder:

We have tried unsuccessfully to contact you, whether by mail or by phone, regarding a very important matter concerning your investment in the Aberdeen Total Return Bond Fund. This matter pertains to an important operating initiative for the Fund for which we need your consideration and response. The deadline to hear from you is 1:00 p.m. Eastern Time on September 9, 2021.

It is very important that we speak to you regarding this matter.  Please call toll-free at (888) 628-9011 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday, or 10:00 a.m. to 6:00 p.m. Eastern Time on Saturday.  At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:

Investor ID:	Security ID:
Shares Owned:	Household ID:

There is no confidential information required and the call will only take a few moments of your time.  Please contact us as soon as possible.

Thank you for your time and consideration.

Sincerely,

Ben Moser

Head of Investor Services

OFFICIAL BUSINESS  This is not a scam, fraud or a scheme.  This document relates to your investment in Aberdeen Total Return Bond Fund.